SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

March 7th, 2007

FEBRUARY 2007 TRAFFIC

Passenger activity

➢    3.5% increase in traffic and 1.2 point rise in load factor to 78.9%

➢    Further increase in unit revenue

Passenger activity

In February 2007, Air France-KLM posted a 3.5% rise in traffic, while capacity rose 1.9% (+6.9% in February 2006). The load factor gained 1.2 points to 78.9%. The Group carried over 5.2 million passengers (+4.0%).

As in January 2007, the Group posted a further increase in yield in all segments.

-	On the Americas network, traffic increased by 3.2% with a 1.6% rise in capacity; consequently the load factor improved by 1.3 points to 81.6%.

-	The Asian activity remained buoyant with traffic up 5.5%, outpacing the increase in capacity of 3.1%. The load factor gained 2.0 points to 87.1%.

-	On the Africa & Middle-East network, traffic increased by 2.9% while capacity was up 0.5%. The load factor reached 78.3%, a 1.8 point improvement.

-	On the Caribbean & Indian Ocean network, capacity was reduced by 3.8% while traffic remained virtually stable (-0.2%). The load factor therefore gained 3.2 points to 87.3%.

-	The European network recorded a rise in traffic of 4.5% while capacity increased by 5.6%. The load factor stood at 63.6%, down 0.7 points.

Cargo activity

In February 2007, the cargo load factor slightly decreased, by 0.3 points to 67.9%, with traffic down 2.9% on 2.4% lower capacity.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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  STATISTICS

  Passenger activity (in millions)

Total Group	February			Cumulative
	2007	2006	%	2006-07	2005-06%
Passengers carried (000s)	5,177	4,979	4.0%	67,233	64,194	4.7%
Revenue pax-kilometers (RPK)	14,411	13,929	3.5%	182,378	173,318	5.2%
Available seat-kilometers (ASK)	18,276	17,926	1.9%	224,239	214,610	4.5%
Load factor (%)	78.9%	77.7%	1.2	81.3%	80.8%	0.6

Europe (including France)
Passengers carried (000s)	3,565	3,415	4.4%	46,966	44,863	4.7%
Revenue pax-kilometers (RPK)	2,684	2,569	4.5%	36,898	34,776	6.1%
Available seat-kilometers (ASK)	4,224	4,000	5.6%	51,932	49,389	5.1%
Load factor (%)	63.6%	64.2%	(0.7)	71.1%	70.4%	0.6

America (North and South)
Passengers carried (000s)	553	543	1.9%	8,018	7,746	3.5%
Revenue pax-kilometers (RPK)	4,247	4,114	3.2%	59,238	57,012	3.9%
Available seat-kilometers (ASK)	5,202	5,120	1.6%	68,292	66,097	3.3%
Load factor (%)	81.6%	80.3%	1.3	86.7%	86.3%	0.5

Asia / Pacific
Passengers carried (000s)	406	378	7.2%	4,750	4,260	11.5%
Revenue pax-kilometers (RPK)	3,453	3,273	5.5%	40,963	37,233	10.0%
Available seat-kilometers (ASK)	3,966	3,847	3.1%	47,276	43,680	8.2%
Load factor (%)	87.1%	85.1%	2.0	86.6%	85.2%	1.4

Africa / Middle East
Passengers carried (000s)	383	374	2.5%	4,705	4,467	5.3%
Revenue pax-kilometers (RPK)	2,072	2,014	2.9%	24,974	23,365	6.9%
Available seat-kilometers (ASK)	2,646	2,633	0.5%	32,003	29,987	6.7%
Load factor (%)	78.3%	76.5%	1.8	78.0%	77.9%	0.1

Caribbean / Indian Ocean
Passengers carried (000s)	270	269	0.3%	2,795	2,857	(2.2%)
Revenue pax-kilometers (RPK)	1,954	1,958	(0.2%)	20,304	20,932	(3.0%)
Available seat-kilometers (ASK)	2,238	2,327	(3.8%)	24,736	25,457	(2.8%)
Load factor (%)	87.3%	84.2%	3.2	82.1%	82.2%	(0.1)

Cargo activity (in millions)
Total Group	February			Cumulative
	2007	2006	%	2006-07	2005-06%
Revenue tonne-km (RTK)	819	843	(2.9%)	10,002	9,851	1.5%
Available tonne-km (ATK)	1,206	1,236	(2.4%)	15,090	14,980	0.7%
Load factor (%)	67.9%	68.2%	(0.3)	66.3%	65.8%	0.5

Europe (including France)
Revenue tonne-km (RTK)	7	6	9.6%	78	77	0.8%
Available tonne-km (ATK)	40	40	0.0%	508	499	1.8%
Load factor (%)	17.8%	16.2%	1.6	15.3%	15.4%	(0.1)

America (North & South)
Revenue tonne-km (RTK)	280	300	(6.6%)	3,358	3,371	(0.4%)
Available tonne-km (ATK)	391	422	(7.1%)	4,956	5,152	(3.8%)
Load factor (%)	71.5%	71.1%	0.4	67.8%	65.4%	2.3

Asia / Pacific
Revenue tonne-km (RTK)	397	406	(2.1%)	5,005	4,992	0.3%
Available tonne-km (ATK)	554	557	(0.6%)	7,043	6,839	3.0%
Load factor (%)	71.7%	72.8%	(1.1)	71.1%	73.0%	(1.9)

Africa / Middle East
Revenue tonne-km (RTK)	91	83	10.1%	1,024	899	13.9%
Available tonne-km (ATK)	143	133	7.3%	1,666	1,524	9.3%
Load factor (%)	64.0%	62.4%	1.6	61.5%	59.0%	2.5

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	43	48	(10.5%)	536	512	4.8%
Available tonne-km (ATK)	78	84	(7.3%)	917	967	(5.1%)
Load factor (%)	55.6%	57.6%	(2.0)	58.5%	52.9%	5.5

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 7, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations